Mobix Labs, Inc.

15420 Laguna Canyon Rd., Suite 100

Irvine, California 92618

June 28, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention:	Thomas Jones
Erin Purnell

Re:	Mobix Labs, Inc.
Amendment No. 1 to the Registration Statement on Form S-1
Filed June 6, 2024
File No. 333-278710

Dear Mr. Jones and Ms. Purnell:

Mobix Labs, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced registration statement so that it may become effective at 4:30 p.m., Eastern Time, on July 2, 2024, or as soon as practicable thereafter.

Should you have any questions or comments regarding this matter, please contact the Company’s legal counsel, Laurie L. Green, at (954) 768-8232.

[Signature page follows]

Very truly yours,

Mobix Labs, Inc.

By:	/s/ Keyvan Samini
Name:	Keyvan Samini
Title:	President and Chief Financial Officer

cc:	Laurie L. Green, Esq.

Greenberg Traurig, P.A.